March 4, 2022
VIA EDGAR
Division of Corporation Finance Office of Manufacturing
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
RE: Graphex Group Limited.
Draft Registration Statement on Form F-1 Filed February 4, 2022
File No. 377-05794
Ladies and Gentlemen:
On behalf of our client, Graphex Group Limited., a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Draft Registration Statement on Form F-1 referred to above (the “Draft Registration Statement”) contained in the Staff’s letter dated February 22, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) to the Commission together with this response letter. The Revised Draft Registration Statement contains certain additional updates and revisions.
Set forth below are the Company’s responses to the Staff ‘s comment. Each of the responses is based on specific information that has been provided by the Company to us specifically for this letter. For convenience, the each of the Staff’s comments in the Comment Letter is repeated below in bold and italic font, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the revised language addressing a particular comment appears.
Cover Page
1.   We note your response to our prior comment 5 and reissue in part. Please revise your disclosure on the cover and throughout your prospectus to clarify that a majority the company’s operations are in China. Please disclose that the risks associated with having a majority of your operations in China may cause the value of your securities to significantly decline or be worthless. Please also disclose on the cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
RESPONSE
The company has revised the cover page of the prospectus to respond to the Staff’s comments, specifically at the fourth paragraph of the cover page and a new paragraph, the fifth paragraph of the cover page.
2.   We note your response to our prior comment 7 and reissue. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date. Please provide this disclosure on your prospectus cover page.
RESPONSE
The Company has revised the cover page of the prospectus to respond to the Staff’s comments, specifically at the sixth paragraph and subsequent related paragraphs of the cover page.

Prospectus Summary, page 1
3.   We note your response to our prior comment 9 and reissue in part. Please state affirmatively whether you have received all requisite permissions or approvals to operate your business and to offer the securities being registered to foreign investors. Please also more clearly describe, the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
RESPONSE
The Company has revised page 5 and page 7 of the Prospectus to provide additional disclosures that respond to the Staff’s comments.
4.   We note your response to our prior comment 10 and reissue in part. Please revise page 7 to disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. In this section, quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under agreements. Please include the referenced information as it pertains to this comment in your prospectus summary.
RESPONSE
The Company has revised its disclosures in the prospectus summary at pages 8 and 9 of the Prospectus. The Company believes that the disclosure for the periods that are covered by the financial statement periods that are included in the Prospectus, fiscal years 2020 and 2021, and to a recent date (February 28, 2022) is appropriate and responsive to the Staff’s comment and believes that providing such information for period prior to the beginning of fiscal year 2020 would be burdensome and not provide any material facts subject to disclosure to investors within the disclosure standards for a prospectus to comply with the Securities Act within the meaning of Rule 405 under the Securities Act, which defines material, generally, as the type of information that “there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security registered”.
5.   We note your response to our prior comment 11 and reissue in part. Please include these disclosures in your prospectus summary.
RESPONSE
We note that the Staff’s prior comment 11 (referencing the Cover Page of the prospectus) and our response were as follows:
11.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
RESPONSE
The Company notes that this comment is similar to Comment #5, above, by the Staff and notes that the Company has amended its Risk Factors as described in the response to Comment #5, including that Friedman LLP, the audit firm for the Company, is headquartered in the United States and has been inspected by the PCAOB on a regular basis. Further, such audit firm is a U.S entity, and maintains its workpaper files in the U.S.
The Company has revised the Cover Page of the Prospectus to add disclosure that is responsive to the comments that were previously noted by the Staff.

6.   We note your response to comment 12 and reissue our comment. Please balance your discussion of your competitive strengths with a discussion of your history of net losses.
RESPONSE
The Company has revised the Prospectus Summary under the subsection “Our Competitive Strengths” to add the history of the net losses. See page 4 of the Prospectus.
Risk Factors, page 41
7.   We note your response to our prior comment 16 and reissue in part. Please disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
RESPONSE
The Company has revised the Risk Factor that is applicable and addresses the CAC regulations and policies to provide the additional disclosures noted in the Staff’s comments. This Risk Factor is entitled “The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.” See page 37 of the Prospectus.
8.   We note your response to our prior comment 17 and reissue in part. Please disclose that the reduction in the number of non-inspection years from three years to two would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
RESPONSE
The Company has revised its disclosures under its risk factor “Recent joint statements by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) proposed rule changes under the Holding Foreign Companies Accountable Act that call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to certain foreign issuers in their continued listing or future offerings of securities in the U.S.” See page 47 of the Prospectus.
General
9.   Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.
RESPONSE
We appreciate the Staff’s comment and have removed the table from the cover page and will file it as an exhibit in accordance with Regulation S-K. Please see exhibit 107.
Please do not hesitate to contact me at rmorris@wilsonwilliams.com, if you have any questions regarding the foregoing or if I can provide any additional information.
Very truly yours,
/s/ Richard M. Morris
Richard M. Morris, Partner
Enclosure
cc: Andross Chan